NeurMedix, Inc.

6165 Greenwich Drive, Suite 150

San Diego, California 92122

July 12, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn: Office of Healthcare and Insurance

Re:	NeurMedix, Inc.
Offering Statement on Form 1-A filed May 2, 2017
Amendment 1 to Offering Statement on Form 1-A filed July 17, 2017
Amendment 2 to Offering Statement on Form 1-A filed October 2, 2017
Amendment 3 to Offering Statement on Form 1-A filed February 1, 2018
Amendment 4 to Offering Statement on Form 1-A filed March 12, 2018
Amendment 5 to Offering Statement on Form 1-A filed June 11, 2018
Amendment 6 to Offering Statement on Form 1-A filed July 5, 2018

Dear Ms. Paik:

Having been advised by counsel that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has no further comments on the above-referenced Offering Statement, on behalf of NeurMedix, Inc., we respectfully request that the Commission qualify the Form 1-A Offering Circular on Monday, July 16, 2018.

We thank the Commission staff in advance.

Sincerely,

/s/ Terren S. Peizer

Terren S. Peizer Chief Executive Officer NeurMedix, Inc.

cc:	CKR Law, LLP